EXHIBIT 99.3

shopify

2017

YEAR IN REVIEW

03/17 **We launched Wholesale,** first channel dedicated to high-volume buyers.

04/17 **We launched Shopify Pay,** streamlining the checkout process for consumers who opt in.

07/17 **We launched Chip & Swipe Reader,** first piece of hardware designed in-house by Shopify.

10/17 **We launched with eBay,** connecting Shopify merchants with 170 million buyers worldwide.

10/17 **We launched with Instagram,** reaching over 500 million potential buyers.

10/17 **We doubled down on shipping:** merchants now have access to discounted rates from multiple shipping providers.

We're growing globally



609,000 merchants

Up 231,500 (+61%) from last year

We grew the number of merchants on Shopify from ~377,500 in 2016 to ~609,000 in 2017.



Merchant growth on every continent
+35%
+87%
Africa
+65%
+87%
Asia
+53%
+70%
Europe
+55%
+56%
North America
+52%
+56%
Oceania
+88%
>200%
South America
2016
2017
The graph represents year-over-year growth in the number of stores.

We accelerated growth in the number of Shopify merchants on every continent.

SHOPIFY | 2017 YEAR IN REVIEW

More people are buying from Shopify stores

The number of consumers buying from merchants' stores on Shopify grew 63%, from over 100 million in 2016 to over 163 million in 2017.


2014
28 million
online shoppers
2015
57 million
online shoppers
2016
100 million
online shoppers
2017
163 million
online shoppers

+73%

Our revenue grew 73% in 2017, from $389.3 million to $673.3 million.

+62%

The recurring revenue we receive from merchants' subscriptions every month, Monthly Recurring Revenue ("MRR"): grew 62%, from $18.5 million at December 31, 2016 to $29.9 million at December 31, 2017.

+71%

Our merchants' revenues on Shopify, which we call Gross Merchandise Volume ("GMV"), grew 71%, from $15.4 billion in 2016 to $26.3 billion in 2017.

~3,000

We grew the number of employees at Shopify by 50%, from ~1,900 at the end of 2016 to ~3,000 at the end of 2017.

>300%

Merchants are increasingly relying on Shopify to support their retail operations beyond commerce: revenue from Shopify Shipping and Shopify Capital together grew >300% in 2017.

2,300

The number of apps in the Shopify app store, which extend the functionality of the Shopify platform, grew from more than 1,400 in 2016 to more than 2,300 in 2017.

We are increasingly engaging with stakeholders globally:

The number of partners referring merchants to Shopify grew from 11,000 in 2016 to more than 15,000 in 2017.

In 2017, merchants' shops averaged:

- 218 million unique monthly visitors
- 1.4 billion monthly browsing sessions (mostly from mobile devices)
- 29.9 million orders per month

We nearly 10x'ed traffic to our blogs in 2017.

SHOPIFY | 2017 YEAR IN REVIEW